United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

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JOBLOCATIONMAP INC.

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(Name of Registrant)

Nevada	001-36604	46-0745348
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

153 West Lake Mead Parkway #2240
Henderson, NV 89015

(Address of Principal Executive Offices)

(702) 586-1338

(Registrant’s Telephone Number)

John B. Lowy, Esq.

645 Fifth Avenue, Suite 400

New York, NY 10022

(212) 371-7799

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(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

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JOBLOCATIONMAP INC.

153 West Lake Mead Parkway #2240
Henderson, NV 89015

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement pursuant to Rule 14f-1 (the “Notice”) is being furnished to all holders of record of common stock of Joblocationmap Inc. (the “Company”) at the close of business on April 27, 2017 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors pursuant to the terms of the Common Stock Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about April 28, 2017.

Please read this Information Statement carefully. It describes the terms of the Common Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Common Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

As of April 27, 2017, Omri Morchi and Eden Shoua (the “Sellers”), entered into a Common Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Sellers agreed to sell to Peak Global Consultants Limited (the “Purchaser”), the 8,000,000 shares of common stock of the Company (the “Shares”) owned by the Sellers, constituting approximately 84.2% of the Company’s 9,500,000 issued and outstanding common shares, for $235,000. As a result of the sale there will be a change of control of the Company. It is intended that the change of management will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders. There is no family relationship or other relationship between the Sellers and the Purchaser.

In connection with the sale pursuant to the Stock Purchase Agreement, the Sellers and the Company’s Directors and officers—Mr. Morchi and Ms. Shoua--have agreed to (a) appoint Liang Chen (the “Designee”) as the sole director of the Company, subject to the filing and dissemination of this Information Statement, and (b) submit their resignations as the directors and officers of the Company, subject to the filing and dissemination of this Information Statement. As a result thereof, the Designee will then constitute the entire Board of Directors of the Company.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.0001 per share, of which 9,500,000 shares are issued and outstanding, and 50,000,000 shares of Preferred Stock, $.0001 par value, none of which shares are issued or outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

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CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and executive officers of the Company:

Name	Position/Title	Age

Omri Morchi	President, Director	28

Eden Shoua	Treasurer, Secretary, Director	25

(1)	M. Morchi and Ms. Shoua will resign all of their positions when the change of control is completed, on or about May 8, 2016.

The following sets forth biographical information regarding the Company’s current directors and officers:

Mr. Omri Morchi

Mr. Morchi is our President and director and has served in these capacities since June 15, 2010.

Education: high school

Bachelor of Business Administration - Human Resource Management & Leadership - university of Haifa Israel

Work Experience:

Office Temp - Office Team & Randstad (Current)

Receptionist/Admin Assistant - Israel Government

Past employment opportunities have allowed him to become familiar working in an office where he performed such tasks as:

• Performing general admin duties including, but not limited to: greeting clients/job candidates; answering general inquiries; photocopying; faxing; utilizing couriers; and coordinating meetings using Microsoft Outlook (3.5 years)

• Preparing and reviewing written documents (Microsoft Word), including: proofreading and editing written information to ensure accuracy and completeness while tracking correspondence (1.5 years);

• Coding invoices, processing expense and credit card receipts (6 months); and

• Creating and inputting data into Microsoft Excel spreadsheets and other database systems (6 months)

Relevant Course Work:

• Technical English (this course develops knowledge, skills processes, strategies, attitudes, and behaviours relevant to the world of academic, technical, and professional reading, writing, speaking, and listening )

• Business Communications (skill development in public speaking, correspondence, and report writing for business)

• Business Info Technology (introduction to Microsoft Word, Excel, Access, Outlook and PowerPoint)

• Business Information Systems (the classification, development, management, control and analysis of information are surveyed using Microsoft Excel, Access and PowerPoint)

• Financial Accounting (complete all the steps of the accounting cycle culminating in the preparation and analysis of financial statements and a manual bookkeeping practice set)

• Managerial Accounting (devoted to managerial analysis and decision-making, special purpose reports for management, variable costing and the contribution approach, and budgeting)

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Ms. Eden Shoua

Ms. Shoua is Our Treasurer, Secretary and director, and has served on our Board of Directors since June 15, 2010.

Between the years of 2006- 2010 Eden took a few courses online marketing and sales in the college named Marketwise The heart of marketing consists of a sequence of activities : identifying customer needs, developing goods and services to satisfy those needs, communicating information about products to potential customers, and distributing the products to customers.

In 2006 Eden finished high school in marketing and sales since then till today she is providing her marketing skills and leadership training to organizations, including manufacturing firms, service firms, retailers, wholesalers, advertising agencies, the communications media, and government agencies include sales, advertising, retailing, brand management, logistics management, market research, purchasing management and more.

Set forth below is information describing the Company’s proposed new officer and director (the “Designee”), to be designated pursuant to the terms of the Stock Purchase Agreement:

Name and Address	Position/Title (1)	Age

Liang Chen	Director, CEO, CFO	28
Xiang yan lu xi 255
Hao 3-1-402 shi,
Wo yang xian cheng guang zhen
An hui sheng, PRC 233600

(1)    The person named above will become the Company’s sole director when completion of the change of control takes effect, on or about May 8, 2017.

The following sets forth biographical information regarding the Company’s proposed new director and officer:

Liang Chen graduated from the University of Science and Technology of China in 2010. He was employed from June 2010 – May 2015 as a marketing manager at Anhui Technology Import and Export Co where he was tasked with implementing new marketing campaigns for their products. From June 2015 to February 2017 he was the Marketing Director of Anhui Sinonet Science & Technology Co Ltd and has been instrumental in their expansion into the online and emerging markets in countries globally.

There is no relationship between the Sellers and the Designee. The proposed new director and officer has no material plan, contract or arrangement (written or not written) to which a proposed new director or officer is a party, or in which he participates, that is entered into, or a material amendment, in connection with the triggering event or any grant or award to any such covered person or modification thereto, under any such plan, contract or arrangement in connection with any such event.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, neither our current directors, executive officers, promoters, control persons, nor the Designee, has been:

  the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
  convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

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The following sets forth the beneficial ownership information prior to the closing of the Share Purchase Agreement:

Title of Class	Name and Address Of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)

Common Stock, par value $0.0001	Omri Morchi	4,000,000	42.10%
	153 W. Lake Mead Pkwy
	Henderson, NV 89105
	Eden Shoua	4,000,000	42.10%
	153 W Lake Mead Pkwy
	Henderson, NV 89105

Common Stock, par value $0.0001	All Executive Officers	8,000,000	84.20%
	and Directors as a Group
	(2 persons)

(1)	The percent of class is based on 9,500,000 shares of common stock issued and outstanding as of April 27, 2017.

The following sets forth the beneficial ownership information after the closing of the Share Purchase Agreement:

Title of Class	Name and address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class

Common Stock	Liang Chen (1)
Par value $.0001	160 Kemp House	8,000,000	84.20%
	City Road
	London Ec1V 2NX UK

(1)	Liang Chen, the Designee, is the 100% owner of the Purchaser, and is therefore the beneficial owner of the 8,000,000 shares acquired by the Purchaser.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ended December 31, 2016.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2016, no director or executive officer received any compensation from the Company.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. These functions are currently performed by the Board of Directors, which currently consists of two persons. We do not have an audit committee charter or nominating committee charter.

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Our Board of Directors does not currently have an expressed policy with regard to the consideration of any director candidates recommended by stockholders because the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our Board of Directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for director nominees from any stockholders.

Neither of our current directors, nor the Designee following the change of control, are “independent” directors under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended December 31, 2016, our Board of Directors did not hold any meetings and took no actions by written consent. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to Mr. Liang Chen, c/o Peak Global Consultants Limited, 160 Kemp House, City Road, London EC1V 2NX United Kingdom.

No current or prior officer or director has received any remuneration or compensation from the Company in the past two years, nor has any member of the Company’s management been granted any option or stock appreciation right. Accordingly, no tables relating to such items have been included within this Item. None of our employees are subject to a written employment agreement nor has any officer received a cash salary since our founding.

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal periods ended December 31, 2016 and 2015. Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Omri Morchi	2016	$—	$—	$—	$—	$—	$—	$—	$—
President	2016	$—	$—	$—	$—	$—	$—	$—	$—
		—

Eden Shoua	2016	$—	$—	$—	$—	$—	$—	$—	$—
Treasurer	2015	$—	$—	$—	$—	$—	$—	$—	$—

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Compensation of Directors

There are no agreements to compensate any of the directors for their services.

We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

Termination of Employment and Change of Control Arrangement

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any former employees, officers or directors which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of such person’s employment with the Company, or any change in control of the Company, or a change in the person’s responsibilities following a change in control of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the current directors and officers, nor the Designee, nor any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2015 and 2016, in any transaction or proposed transaction which may materially affect the Company

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

JOBLOCATIONMAP INC.

April ___,2017	By:	/s/ Omri Morchi
Omri Morchi, President

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